Exhibit 99.1

ASML discloses 2021 AGM results

Veldhoven, the Netherlands, 29 April 2021 – ASML Holding NV (ASML) today announces the results of its Annual General Meeting of Shareholders (AGM) held on April 29, 2021.

At the AGM, ASML’s statutory financial statements for the 2020 financial year were adopted.

In addition, the following items were approved:

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Proposal to adopt a final dividend payment of €1.55 per ordinary share, which, together with the interim dividend paid on November 13, 2020, leads to a total dividend for 2020 of €2.75 per ordinary share

•	Discharge of the members of the Board of Management and the Supervisory Board from liability for their responsibilities in the 2020 financial year

•	The maximum number of shares available for the Board of Management

•	Proposals to adopt certain adjustments to the remuneration policy for the Board of Management and the Supervisory Board

•	Proposal to appoint Ms B. Conix as a member of the Supervisory Board

•	The appointment of KPMG as the external auditor for the 2022 reporting year

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Proposal to authorize the Board of Management for a period of 18 months as of April 29, 2021: (i) to issue shares or grant rights to subscribe for ordinary shares in the capital of the company, limited to 5% of the issued share capital of the company at the time of the authorization; (ii) to issue an additional 5% of the issued share capital only in connection with mergers, acquisitions and / or (strategic) alliances; and (iii) to authorize the Board of Management to restrict or exclude the pre-emption rights in connection with any such issuance, all subject to the approval of the Supervisory Board

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Proposal to extend the existing authority of the Board of Management to acquire a maximum of 20% of ASML’s issued share capital through October 29, 2022, subject to the approval of the Supervisory Board. The shares can be acquired at a price between the nominal value of the shares acquired and 110% of the average market price for these securities on the Euronext Amsterdam stock exchange or Nasdaq stock market. The AGM also authorized the cancellation of up to 20% of ASML’s issued share capital as of April 29, 2021.

A positive advisory vote was also cast on the remuneration report for the ASML Board of Management and Supervisory Board for the 2020 financial year.

The following subjects were also discussed at the AGM:

•	ASML’s business, financial situation and sustainability

•	ASML’s reserves and dividend policy

•	The composition of the Supervisory Board in 2022: Terri Kelly and Hans Stork will retire by rotation per the 2022 AGM

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The composition of the Board of Management: Frits van Hout retired per the 2021 AGM, upon expiry of his term of appointment. As a result, the Board of Management consists of five members per the AGM 2021.

The presentation given at the AGM and the recording of an audio webcast are available at www.asml.com.

Media Relations contacts	Investor Relations contacts

Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934

Sander Hofman +31 6 2381 0214	Marcel Kemp +31 40 268 6494

Brittney Wolff Zatezalo +1 408 483 3207	Peter Cheang +886 3 659 6771

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 28,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.